Mail Stop 3010

May 15, 2009

VIA USMAIL and FAX (317) 808-6794

Mr. Dennis D. Oklak
Chairman and Chief Executive Officer of the General Parner
Duke Realty Limited Partnership
600 East 96th Street, Suite 100
Indianapolis, Indiana 46240

Re: **Duke Realty Limited Partnership**
      Form 10-K for the year ended December 31, 2008
      Filed on March 6, 2009
      File No. 000-20625

Dear Mr. Dennis D. Oklak:

We have reviewed your response letter dated April 21, 2009 and have the following additional comments.   Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Consolidated Statements of Operations, page 58

1.   We have considered your response to comment two. If you are going to present an earnings measure for the operational components of your company, it should include appropriate allocations of all relevant expenses. To the extent that you are unable to allocate material charges such as general and administrative expense, impairment and other, then you should reevaluate the use of this presentation on the face of your statement of operations. In this regard, it would appear to be more meaningful within your segment footnote to the extent management uses this to evaluate your operations.

Note 1 – The Partnership, page 61

2.   We note in your response to comment three that the redemption of limited partner
        units is at the option of the holder. Further, it appears that the General Partner
        may, at its sole discretion, pay the redemption price in shares of common stock of
        the General Partner or cash. Paragraph 6 of EITF D-98 indicates that if you do not
        control settlement by delivery of your *own* shares, cash settlement of the
        instrument would be presumed and the instrument would be classified as
        temporary equity.   Furthermore, it is not clear that the Operating Partnership has
        any ability to influence the General Partner's voluntary option to settle the limited
        partner units in common stock of the General Partner or cash. Given that the
        fiduciary duties of senior management and the board are not identical with respect
        to the Operating Partnership and the General Partner, it appears these units should
        be reported at their redemption amount in the mezzanine section of the balance
        sheet pursuant to EITF Topic No. D-98. Please provide additional information
        regarding the Operating Partnership compliance with EITF Topic No. D-98.
        Additionally, tell us redemption value of the limited partner units as of December
        31, 2008. Finally, describe how these limited partner units impact your earning
        per share calculations under EITF Topic No. D-98 and EITF 03-6.

Note 7 – Indebtedness, page 70

3.   We read your response to comment four. Please advise how your interpretation of
        paragraph 32(c) of SFAS 157 considers paragraphs 10 – 11 of FSP 157-2
        specifically as it relates to the deferral not applying to items within the scope of
        SFAS 107 whether recognized or not. Further, given that you disclose the fair
        value of your fixed rate secured debt, unsecured debt and unsecured lines of credit
        was based on Level 3 inputs, it is unclear how this information is useful without
        the context of the relevant disclosures. Please advise us or confirm that you will
        revise to include all of the relevant Level 3 disclosures required by paragraph
        32(c) of SFAS 157 in future filings. Finally tell us how you considered the
        requirements of SFAS 157 with respect to accounting pronouncements adopted
        during the first quarter of 2009.

Note 8 – Segment Reporting, page 74

4.   We read your response to comment five and note the sum of the various
        Segments' FFO does not add up to FFO on a consolidated basis. As such, it
        would appear that there are some additional adjustments made to derive your
        Segment FFO that do not appear to comply with the definition adopted by
        NAREIT as disclosed. Accordingly, you should revise your description of
        Segment FFO to clearly describe that it is a modified measure that does not
        comply with the definition adopted by NAREIT.

FORM 10-Q FOR THE THREE MONTHS ENDED MARCH 31, 2009

Item 1A – Risk Factors

We and the General Partner recently received comment letters from the staff of the SEC
with regard to our 2008 Annual Reports on Form 10-K … page 28

5.   Please confirm that your disclosure in future filings will reflect that any
        modifications made to your financial statements and related disclosures are the
        responsibility of management and not as a result of the SEC staff review.

                                           ***

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please submit your
cover letter on EDGAR. Please understand that we may have additional comments after
reviewing your responses to our comments.

        You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you
have questions.

                                                Sincerely,

                                                Cicely LaMothe
                                                Branch Chief